UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 16.1% FOR THE MONTH OF JULY

Guadalajara, Jalisco, Mexico, August 8, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of July 2016, compared to traffic figures for July 2015.

During July 2016, total terminal passengers increased 16.1% in the Company’s 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 21.4% increase, while international passenger traffic increased 8.5%.

Domestic Terminal Passengers (in thousands):

Airport	Jul-15	Jul-16	Change	Jan-Jul 15	Jan-Jul 16	Change
Guadalajara	600.2	732.7	22.1%	3,680.4	4,284.0	16.4%
Tijuana	485.5	599.3	23.4%	2,657.7	3,487.5	31.2%
Los Cabos	119.9	149.1	24.4%	580.8	704.2	21.3%
Puerto Vallarta	135.1	164.5	21.8%	643.8	750.8	16.6%
Montego Bay	0.7	0.8	18.3%	5.5	4.9	-11.4%
Guanajuato	94.2	109.5	16.2%	513.2	614.4	19.7%
Hermosillo	117.1	139.7	19.3%	715.4	847.6	18.5%
La Paz	65.2	87.9	34.8%	372.0	479.3	28.9%
Mexicali	60.5	68.9	13.8%	329.9	396.7	20.2%
Aguascalientes	46.1	48.5	5.1%	266.5	305.8	14.8%
Morelia	22.3	23.3	4.3%	129.3	154.1	19.1%
Los Mochis	28.6	29.4	2.6%	160.5	192.1	19.7%
Manzanillo	8.7	11.9	36.6%	59.9	70.0	16.7%
Total	1,784.4	2,165.6	21.4%	10,115.0	12,291.4	21.5%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100 ext 20151	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	Jul-15	Jul-16	Change	Jan-Jul 15	Jan-Jul 16	Change
Guadalajara	357.4	380.6	6.5%	1,868.2	2,097.2	12.3%
Tijuana	5.1	5.4	5.3%	24.3	35.5	46.0%
Los Cabos	238.6	271.4	13.8%	1,620.4	1,870.9	15.5%
Puerto Vallarta	156.7	177.5	13.3%	1,635.8	1,821.7	11.4%
Montego Bay	354.9	376.5	6.1%	2,347.8	2,438.3	3.9%
Guanajuato	61.4	64.4	4.8%	317.8	345.8	8.8%
Hermosillo	6.0	7.1	18.7%	41.3	48.1	16.4%
La Paz	0.7	0.8	16.5%	6.3	7.0	12.3%
Mexicali	0.4	0.5	23.1%	2.6	3.3	28.1%
Aguascalientes	19.1	17.3	-9.3%	93.0	93.4	0.5%
Morelia	25.6	28.8	12.5%	150.8	159.1	5.5%
Los Mochis	0.5	0.6	16.0%	3.0	3.3	8.4%
Manzanillo	2.2	2.2	0.3%	72.5	59.7	-17.6%
Total	1,228.7	1,333.2	8.5%	8,183.7	8,983.3	9.8%

Total Terminal Passengers (in thousands):

Airport	Jul-15	Jul-16	Change	Jan-Jul 15	Jan-Jul 16	Change
Guadalajara	957.6	1,113.3	16.3%	5,548.6	6,381.2	15.0%
Tijuana	490.6	604.7	23.2%	2,682.0	3,523.0	31.4%
Los Cabos	358.5	420.6	17.3%	2,201.2	2,575.0	17.0%
Puerto Vallarta	291.8	342.0	17.2%	2,279.6	2,572.5	12.8%
Montego Bay	355.6	377.3	6.1%	2,353.3	2,443.2	3.8%
Guanajuato	155.7	173.9	11.7%	831.0	960.2	15.5%
Hermosillo	123.1	146.8	19.2%	756.8	895.7	18.4%
La Paz	65.9	88.7	34.6%	378.2	486.4	28.6%
Mexicali	60.9	69.4	13.9%	332.5	400.0	20.3%
Aguascalientes	65.2	65.8	0.9%	359.4	399.2	11.1%
Morelia	47.9	52.1	8.6%	280.2	313.2	11.8%
Los Mochis	29.2	30.0	2.8%	163.5	195.4	19.5%
Manzanillo	11.0	14.2	29.2%	132.4	129.7	-2.1%
Total	3,013.2	3,498.8	16.1%	18,298.7	21,274.7	16.3%

Events for the Period:

•	Seats and Load Factor: In July 2016, GAP registered a 10.9% increase in the number of seats available compared to July 2015. Load factor for the month rose by 3.9 percentage points, from 83.6% in July 2015 to 87.5% in July 2016.

•	New Routes: Guanajuato to Torreon, Guanajuato to Manzanillo, Hermosillo to Chihuahua, Hermosillo to Puerto Peñasco and Tijuana to Puerto Peñasco by TAR; Guadalajara to Merida by Aeromexico; Guadalajara to Culiacan and Guadalajara to Puerto Vallarta by VivaAerobus; Guadalajara to Seattle and Guadalajara to San Francisco by Volaris.

•	Guadalajara: In July, total traffic benefited as a result of the opening of 5 new routes; specifically a new Seattle route, for which there was previously no direct flight. On a percentage basis, VivaAerobus and Aeromexico contributed the highest level to passenger volume growth, with an increase in available seats of 53% and 22%, respectively.

•	Puerto Vallarta: This airport reached its 38th month of continuous growth. Domestic traffic grew 21.8% as a result of 14 thousand additional new seats by VivaAerobus. On the other hand, the international market benefited from over 9 thousand additional available seats from Alaska Airlines, a 30% increase compared to July 2015.

•	Los Cabos: The opening of the summer vacation season contributed to a 24.4% growth in domestic passenger traffic. All domestic airlines increased traffic compared to July 2015, particularly Aeromexico and VivaAerobus, which reported increases of 40% and 35% in available seats, respectively.

•	Tijuana: Despite the 13.1% increase in available seats during July, passenger traffic rose 23.2%. This was a result of the load factor’s favorable performance, which increased 6.8 percentage points from 82.6% in July 2015 to 89.4% in July 2016. The opening of the Cross Border-Xpress, in addition to the passengers traveling to south California and Tijuana, and a more attractive exchange rate, were the factors that mainly contributed to the increased traffic.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  August 8, 2016